(As filed September 14, 2000)

                                                                File No. 70-9377

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         Post-Effective Amendment No. 1
                                   ("POS-AMC")
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            INTERSTATE POWER COMPANY
                                1000 Main Street
                                  P.O. Box 769
                            Dubuque, Iowa 52004-07691

           (Names of companies filing this statement and addresses of principal executive offices)

               ---------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

              ----------------------------------------------------

                                Edward M. Gleason
                         Vice President - Treasurer and
                               Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                     (Name and address of agent for service)

              ----------------------------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

     Barbara J. Swan, General Counsel          William T. Baker, Jr., Esq.
       Alliant Energy Corporation                Thelen Reid & Priest LLP
       222 West Washington Avenue                  40 West 57th Street
      Madison, Wisconsin 53703-0192              New York, New York 10019

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          A.   Backround. Interstate Power Company ("IPC") is a wholly-owned
               ---------
public-utility subsidiary of Alliant Energy Corporation ("Alliant Energy"), a registered holding company. At December 31, 1999, IPC supplied electric service to approximately 167,000 electric customers, including 11 full or partial requirements wholesale customers, in portions of Iowa, Minnesota and Illinois and gas service to approximately 50,000 customers, all in Iowa. For the year ended December 31, 1999, IPC had operating revenues of $342,712,000, of which $294,988,000 were derived from electric operations and $47,724,000 from gas operations. At December 31, 1999, IPC had total assets of $662,184,000, including net utility plant assets of $509,348,000.

          At June 30, 2000, IPC's capitalization consisted of (1) 9,777,432 shares of common stock, all of which are held by Alliant Energy; (2) 761,381 shares of cumulative preferred stock, issued in four series and having an aggregate face amount equal to $38,069,000; and (3) $173,150,000 aggregate principal amount of long-term debt, as follows: (a) three series of first mortgage bonds totaling $$144,000,000, and (b) obligations with respect to tax-exempt bond financings totaling $29,150,000. IPC's capitalization at June 30, 2000, consisted of 51.6% common equity, 8.3% preferred stock and 40.1% long-term debt. IPC's long-term secured debt is currently rated A+ by Standard & Poor's and A1 by Moody's.

          B.   Current Financing Authorization. By order dated November 25,
               -------------------------------
1998 (Holding Co. Act Release No. 26946) (the "Current Financing Order"), the Commission authorized IPC to (1) issue and sell from time to time through December 31, 2000, in one or more series, any combination of (a) first mortgage bongs ("First Mortgage Bonds"), (b) senior unsecured debentures ("Senior Debentures"), and (c) unsecured subordinated debentures ("Subordinated

Debentures"); and (2) enter into an agreement or agreements for the issuance and sale of one or more series of tax-exempt bonds ("Tax-Exempt Bonds") for the financing or refinancing of air and water pollution control facilities and sewage and solid waste disposal facilities ("Facilities"). As security for IPC's obligations under any agreement relating to the Tax-Exempt Bonds, IPC was also authorized to (1) issue its non-negotiable promissory note or notes to evidence the loan to IPC of the proceeds of the Tax-Exempt Bonds by the issuer thereof,
(2) convey a subordinated security interest in any Facilities that are financed through the issuance of Tax-Exempt Bonds, (3) issue and pledge one or more new series of First Mortgage Bonds ("Tax Exempt Collateral Bonds"), (4) acquire and deliver letters of credit guaranteeing payment of the Tax-Exempt Bonds and enter into reimbursement agreements with respect to any such letters of credit, (5) acquire insurance policies guaranteeing payment of the Tax-Exempt Bonds, and/or
(6) provide a direct guarantee of payment of the principal of and premium, if any, and interest on the Tax-Exempt Bonds.

          Under the Current Financing Order, the aggregate principal amount of the First Mortgage Bonds, Senior Debentures, Subordinated Debentures, and Tax-Exempt Bonds issued shall not exceed $80 million, provided that such amount excludes the principal amount of any Tax-Exempt Collateral Bonds issued as collateral security for Tax-Exempt Bond obligations and any other forms of collateral related to the Tax-Exempt Bonds. The Current Financing Order provides that no series of First Mortgage Bonds will be issued at rates in excess of the lower of 15% per annum or those rates generally obtainable at the time of pricing for first mortgage bonds having reasonably similar maturities, issued by companies of the same or reasonably comparable credit quality and having reasonable similar terms, conditions and features (the "Ceiling Rate"). Further, the Current Financing Order provides that no series of Senior Debentures or

Subordinated Debentures will be sold if their fixed interest rate or initial adjustable interest rate exceeds the Ceiling Rate. Reference is made to the Current Financing Order for a more complete description of the terms, conditions and limitations applicable to the First Mortgage Bonds, Senior Debentures, Unsecured Debentures and Tax-Exempt Bonds.

          C.   Related Proceedings. IPC's short-term borrowing needs are met
               -------------------
through borrowings under the Alliant Energy system utility money pool arrangement, as authorized in File No. 70-9317. See Holding Co. Act Release No. 26956 (Dec. 18, 1998). Alliant Energy, IPC, and certain other Alliant Energy subsidiaries have filed a Post-Effective Amendment in that proceeding seeking an extension through June 30, 2004 in the authority of such companies to fund the system utility money pool through external borrowings by Alliant Energy and to make borrowings thereunder.

          D.   Specific Authorization Requested. In this Post-Effective
               --------------------------------
Amendment, IPC requests an extension of the authorization period under the Current Financing Order from December 31, 2000 to June 30, 2004 ("Extended Authorization Period"). During the Extended Authorization Period, IPC proposes to issue from time to time in one or more transactions First Mortgage Bonds, Senior Debentures, and Subordinated Debentures and to enter into agreements with respect to Tax-Exempt Bonds in an aggregate principal amount not to exceed $80 million, provided that Tax-Exempt Collateral Bonds issued as collateral for IPC's obligations with respect to Tax-Exempt Bonds will not count against this limitation. All other terms, conditions, and limitations contained in the Original Financing Order, including but not limited to limitations on interest rates, maturities, and premiums paid upon redemption, will continue to apply.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          A statement of the fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein will be filed by amendment.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1  General. Sections 6(a), 7 and 32(h) of the Act and Rule 54
               -------
thereunder are applicable to the proposed issuance of the First Mortgage Bonds, Senior Debentures, and Subordinated Debentures, to the guarantees and other forms of credit support issued with respect to the Tax-Exempt Bonds, and to the issuance of any promissory notes by IPC to evidence borrowings of the proceeds of the Tax-Exempt Bonds.

          3.2  Rule 54 Analysis. The transactions proposed herein are also
               ----------------
subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

          Alliant Energy is in compliance with all requirements of Rule 53(a). Alliant Energy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs at June 30, 2000 was $190 million, or about 15% of Alliant Energy's "consolidated retained earnings" ($1,243 million for the four quarters ended June 30, 2000 as defined in Rule 53(a)(1)(ii), and including Alliant Energy's accumulated other comprehensive income). In addition, Alliant Energy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the personnel of

Alliant Energy's domestic public utility subsidiaries to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

          No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE.
          ---------

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. IPC requests that the Commission's order approving the proposed transactions be issued as soon as practicable after the notice period and in any event not later than December 31, 2000. IPC further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order are to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or orders, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.   EXHIBITS.
               --------

               A       None.

               B       None.

               C       None.

               D       None.

               F       Opinion of Counsel. (To be filed by amendment).

               G-1 Financial Data Schedule for Alliant Energy Corporation (incorporated by reference to Exhibit 27.1 to Alliant Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-9894).

               G-2 Financial Data Schedule for Interstate Power Company. (To be filed by amendment).

               H-1     Form of Federal Register Notice.


          B.   FINANCIAL STATEMENTS.
               --------------------

               FS-1 Balance Sheet of Interstate Power Company, as of June 30, 2000.

               FS-2 Statement of Income of Interstate Power Company for the twelve months ended June 30, 2000.

               FS-3 Consolidated Balance Sheet of Alliant Energy Corporation as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy Corporation for the year ended December 31, 1999) (File No. 1-9894).

               FS-4 Consolidated Statement of Income of Alliant Energy Corporation for the year ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy Corporation for the year ended December 31, 1999) (File No. 1-9894).

               FS-5 Consolidated Balance Sheet of Alliant Energy Corporation as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy Corporation for the quarter ended June 30, 2000) (File No. 1-9894).

               FS-6 Consolidated Statement of Income of Alliant Energy Corporation for the period ended June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy Corporation for the quarter ended June 30, 2000) (File No. 1-9894).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operations of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.


                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Post-Effective Amendment filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

                                        INTERSTATE POWER COMPANY

                                        By: /s/ Edward M. Gleason
                                           ------------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President - Treasurer and
                                                  Corporate Secretary

Date:  September 14, 2000

FS-1    Balance Sheet of Interstate Power Company, as of June 30, 2000.




                            Interstate Power Company
                                  Balance Sheet
                               As of June 30, 2000

                                     ASSETS

Utility Plant in Service:
     Electric                                                     $ 927,476,535
     Gas                                                             75,971,087
     Other                                                            5,522,338
     Less: Accum. Depreciation                                     (515,490,755)
                                                                  --------------
          Total Net Plant in Service                                493,479,205
     Construction Work in Progress                                   21,044,934
                                                                  --------------
          Total Utility Plant, Net                                  514,524,139

Other Property, Plant & Equipment                                       251,278

Investments:
     Cash Surrender Value of Life Insurance                           2,037,572
     Other Investments                                                4,670,824
                                                                  --------------
          Total Investments                                           6,708,396

Current Assets:
     Cash                                                             2,234,314
     Customer Accounts Receivable                                    25,425,207
     Allowance for Doubtful Accounts                                 (1,082,334)
     Accrued Utility Revenue                                          7,860,566
     Notes Receivable - Current                                         387,432
     Accounts Receivable - Intercompany                                 701,161
     Other Accounts Receivable                                        2,333,454
     Production Fuel                                                 21,362,491
     Materials & Supplies                                             5,710,466
     Gas in Storage                                                   1,288,142
     Regulatory Assets - Current                                     10,878,169
     Cash on Deposit with Trustee                                       764,971
     Prepayments and Other                                            3,398,496
                                                                  --------------
          Total Current Assets                                       81,262,535

Other Assets:
     Regulatory Assets - Long Term                                   54,041,355
     Notes Receivable - Non-Current                                   1,013,333
     Unamortized Debt Expense                                         5,313,664
     Deferred Charges and Other                                         201,675
                                                                  --------------
          Total Other Assets                                         60,570,027
                                                                  --------------
Total Assets                                                      $ 663,316,375
                                                                  ==============

                            Interstate Power Company
                                 Balance Sheet
                              As of June 30, 2000

                         CAPITALIZATION AND LIABILITIES

Capitalization:
     Common Stock                                                 $ 133,166,645
     Paid- In-Surplus                                                 9,773,411
     Retained Earnings                                               76,096,448
                                                                  --------------
          Total Common Equity                                       219,036,504
     Preferred Stock (Optional Sinking Fund)                         10,819,050
     Preferred Stock (Mandatory Sinking Fund)                        24,611,798
     Long-Term Debt                                                 170,356,816
     Advances from Associated Companies                               2,917,858
                                                                  --------------
          Total Capitalization                                      427,742,026

Current Liabilities:
     Notes Payable to Associated Companies                           50,108,274
     Capital Lease Obligations - Current                                 13,814
     Accounts Payable                                                11,164,556
     Accounts Payable - Associated Companies                          9,199,858
     Accrued Payroll and Vacation                                     2,557,289
     Accrued Interest                                                 2,513,122
     Accrued Income Taxes                                               845,228
     Accrued Other Taxes                                             12,769,929
     Environmental Liabilities                                        1,510,990
     Energy Adjustment Clause Balance                                 2,409,504
     Other Current Liabilities                                        3,119,215
                                                                  --------------
                                                                     96,211,779

Deferred Credits and Other Liabilities
     Accumulated Deferred Income Taxes                               90,025,932
     Accumulated Deferred Investment Tax Credits                     13,346,475
     Pension and Other Benefit Obligations                            9,914,263
     Capital Lease Obligations - Non-Current                             59,205
     Environmental Liabilities                                       14,863,458
     Customer Advances for Construction                                 422,313
     Other Long-Term Liabilities                                     10,730,924
                                                                  --------------
          Total Deferred Credits and Other Liabilities              139,362,570
                                                                  --------------
Total Capitalization and Liabilities                              $ 663,316,375
                                                                  ==============

FS-2    Statement of Income of Interstate Power Company for the twelve months ended June 30, 2000.




                            Interstate Power Company
                                Income Statement
                          12 Months Ended June 30, 2000

Revenue:
     Electric                                                     $ 298,455,096
     Gas                                                             41,409,493
                                                                  --------------
          Total Revenue                                             339,864,589
Expenses:
     Electric Fuel for Production                                    51,276,987
     Purchased Power                                                 67,832,842
     Gas Purchased for Resale                                        24,620,448
     Other Operating Expenses                                        72,917,482
     Maintenance                                                     17,881,601
     Depreciation                                                    33,208,304
     Property Taxes                                                  11,994,192
     Current Income Taxes - Federal                                  15,908,493
     Current Income Taxes - State                                     3,924,500
     Deferred Income Taxes - Federal                                 (1,449,196)
     Deferred Income Taxes - State                                     (356,907)
     Investment Tax Credits - Net                                    (1,035,589)
     Miscellaneous Taxes                                              2,870,392
                                                                  --------------
          Total Expenses                                            299,593,549
                                                                  --------------
Operating Income                                                     40,271,040
Other (Income) and Deductions:
     AFUDC - Equity                                                     276,181
     Income from Subsidiaries                                           (45,202)
     Other (Net)                                                     (1,444,101)
     Interest Income                                                   (557,650)
     Current Federal Income Taxes                                       224,651
     Current State Income Taxes                                         184,376
                                                                  --------------
          Total Other Income and Deductions                          (1,361,745)
                                                                  --------------
Income before Interest                                               41,632,785
Interest Expense:
     Interest on Long-Term Debt                                      13,139,035
     Other Interest                                                     440,226
     Intercompany Interest Expense                                    1,895,676
     AFUDC-Debt                                                        (816,980)
                                                                  --------------
          Total Interest                                             14,657,957
                                                                  --------------
Net Income/(Loss) before Dividends                                   26,974,828
Preferred Dividends                                                   2,848,883
                                                                  --------------
Net Income for Common Stock                                       $  24,125,945
                                                                  ==============